Exhibit 99.3
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

UNITED STATES OF AMERICA	)
	)	Case No. H-07-129
v.	)
)
BAKER HUGHES SERVICES	)
INTERNATIONAL, INC.	)
SENTENCING MEMORANDUM
AND MOTION FOR WAIVER OF PRE-SENTENCE INVESTIGATION
OF BAKER HUGHES SERVICES INTERNATIONAL, INC.
     In the accompanying Plea Agreement, Baker Hughes Services International, Inc. (“BHSI”) has agreed to plead guilty to a three-count criminal information charging that BHSI violated the Foreign Corrupt Practices Act (“FCPA”) by making improper payments to an agent of a Kazakhstan government official and failing properly to account for such payments in its books and records. This Memorandum is submitted in support of the joint recommendation of BHSI and the United States Department of Justice (“DOJ”), that this Court waive preparation of the Pre-Sentence Report and immediately impose certain specified sanctions, including a criminal fine of $11 million, as the appropriate sentence for BHSI’s violations.
     The agreed-upon recommended sentence reflects the considered judgment of the parties in light of all the circumstances of this case, including DOJ’s public statement commending the extraordinary cooperation of BHSI’s corporate parent, Baker Hughes Incorporated (“BHI” or “the Company”), throughout a five-year parallel criminal and civil investigation into violations of the FCPA. In the course of that investigation, BHI conducted an extensive internal investigation; shared the results of that investigation with law enforcement authorities; engaged in an unsparing internal review that led to sweeping remedial efforts and a commitment to further compliance enhancements; and provided extensive assistance to law enforcement authorities. BHI’s cooperation has resulted in an enormous savings of scarce prosecutorial resources. During its five-year investigation, BHI spent more than $50 million, engaging hundreds of lawyers, forensic accountants and support staff; reviewing material from approximately 300 computers (containing a volume of data that is roughly equivalent to 90 million pages of documents); and interviewing more than 245 witnesses. BHI voluntarily disclosed the facts obtained during its investigation to the government, providing the government with much of the evidence on which this prosecution is founded, and thus allowing the government to conserve its own scarce resources.
     The Plea Agreement filed with this Court (the “Plea Agreement”) and the criminal fine jointly recommended by the parties are only part of the sanctions to be imposed on BHI based on the events discovered during the parallel investigations. Pursuant to a separate deferred prosecution agreement (“DPA”) with DOJ, BHSI’s parent, BHI, has agreed to the filing of a criminal information that was recently reassigned to this Court. It has also agreed with the Securities and Exchange Commission (“the SEC”) to the entry of a Consent Judgment that will be filed in the District Court for the Southern District of Texas the same day as BHSI enters its plea in this case. The DPA and the Consent Judgment impose a wide variety of additional sanctions on BHI, including the appointment of an independent Monitor, approved by DOJ and the SEC, to review BHI’s FCPA policies and procedures for three years. As part of the settlement with the SEC, moreover, BHI has agreed to an additional payment of more than $33 million

(comprising disgorgement, a civil penalty, and prejudgment interest) — making the combined criminal and civil monetary sanctions of more than $44 million the largest ever in an FCPA case. The parties agree that the joint sentencing recommendation is appropriate in these circumstances, and we urge the Court to adopt it.
     It is appropriate to limit the criminal fine to $11 million in recognition of BHI’s outstanding cooperation and remedial efforts. Long before the negotiations that led to this parallel settlement, BHI had voluntarily adopted extensive remedial measures designed to ensure full compliance with the anti-bribery, books-and-records, and internal accounting control provisions of the FCPA. BHI terminated or forced the resignation of employees found by its investigation to have been insufficiently attentive to compliance requirements. The Company retained a “Blue Ribbon Panel” of leading securities-law practitioners to guide the Company, while devoting millions of dollars to an enhanced compliance program designed to root out existing FCPA compliance problems and prevent new ones. It also implemented aggressive compliance policies that go well beyond what the law requires, and radically changed its business model by reducing the number of third-party commercial agents and subjecting existing agents to rigorous oversight. It has retained experienced counsel to advise it on crafting these procedures and has involved its Board of Directors and the highest levels of its management as leaders of the process. As a result of these steps, BHI is a very different company today than it was in 2000, when the events at issue occurred.
     BHI has also demonstrated the highest standards of responsible corporate citizenship by committing itself to strict adherence to federal law and to continued enhancements to its existing compliance procedures. In addition to the organizational probation contemplated by the Plea Agreement for BHSI, BHI has agreed to subject itself to the provisions of the DPA (including oversight by an independent Monitor for three years) and to a federal injunction that imposes strict obligations to comply with federal law. Its agreements with DOJ and the SEC require BHI to continue to implement an advanced Compliance Code that will both cement the gains it has already made and build on them. BHI accepts and welcomes the additional accountability contemplated by the obligations imposed by the DPA and the Consent Judgment.
     In sum, the $11 million fine, along with the other sentencing recommendations, reflects both the seriousness of BHSI’s failings and BHI’s dramatic response to the discovery of those offenses. The sentencing factors set forth in § 3553, and this Court’s obligation to impose a sentence that satisfies the need for specific and general deterrence, are fully satisfied by an $11 million criminal fine and the other provisions of the recommended sentence. This is particularly true in light of the Company’s five-year history of cooperation and remediation, the global settlement that has more than deprived the Company of any benefit from its misconduct, and the additional enforcement mechanisms of injunctive relief, a deferred prosecution agreement, and a three-year independent monitor.
     Finally, BHI also requests that this Court waive pre-sentence investigation and proceed immediately to sentencing, pursuant to Rule 32(c)(1)(A)(ii) of the Federal Rules of Criminal Procedure. BHI makes this request for two important reasons. First, in light of the extensive factual development that has already taken place, a pre-sentence report is unlikely to uncover significant additional facts. Equally important, BHI is a New York Stock Exchange-traded company, and it is important to BHI’s shareholders to avoid any uncertainty in the market that could result from the time necessary to prepare a pre-sentence report.
I. BACKGROUND
     A. Nature and Stage of the Proceedings
     The five-year parallel SEC and DOJ investigation began in 2002, when a former BHI employee filed a civil action in Texas state court alleging that he had been wrongfully terminated for refusing to participate in corrupt activities in Nigeria.1 See Plaintiff’s Original Petition ¶¶ 14-17, Ferguson v. Baker Hughes Inc., No. 2002-14960 (Tex. Dist. Ct. filed Mar. 25, 2002). Although none of these allegations ultimately led to any criminal charges, BHI took the allegations seriously. It retained outside counsel, reporting jointly to the General Counsel and the Audit/Ethics Committee of BHI’s Board of Directors, to investigate the Company’s operations in Nigeria and to cooperate fully with the government’s combined investigation. In 2003, when the SEC and DOJ broadened the investigation to include BHI’s operations in Angola and Kazakhstan, BHI expanded the scope of its internal investigation as well, and thereafter identified and voluntarily disclosed the violation of the FCPA reflected in the criminal information. As part of its internal investigation, BHI identified, investigated, and made voluntary disclosures about other potential violations, not previously known to the government,

[1]	In September 2001, before the investigation began, BHI settled an earlier administrative FCPA enforcement action with the SEC based on BHI’s voluntary disclosures of an improper payment to tax officials in Indonesia and of certain other payments in India and Brazil. See Order Instituting Public Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order, In re Baker Hughes Inc., Securities Exchange Act of 1934 Release No. 44784 (Sept. 12, 2001) (attached hereto as Exhibit A).

arising from the Company’s operations in Angola, Nigeria, Indonesia, Russia, Uzbekistan, Turkmenistan, and Azerbaijan, among other countries.
     BHI’s internal investigation and extensive cooperation have involved a significant expenditure of corporate resources and unflinching candor in sharing the results of its investigation with the SEC and DOJ. BHI retained an experienced former federal securities-fraud prosecutor to lead a comprehensive internal investigation that involved more than 330 lawyers, 82 support staff, 31 forensic accountants, and a private investigative firm to collect, review, analyze, and produce evidence relevant to the government’s investigation. BHI has collected documents and electronic media from 20 cities on four continents, reviewed data from approximately 300 computers, and conducted more than 245 witness interviews. BHI has reviewed (either page-by-page or using term searches) approximately 1.69 terabytes of electronic data, the approximate equivalent of 90 million pages, as well as hundreds of thousands of pages of hard-copy documents. BHI has examined this evidence for relevance and privilege, sorted and prioritized it for responsiveness, and organized and produced relevant material in the specific manner and format requested by the government. The total production to the government has amounted to more than 750,000 pages.
     BHI has repeatedly met with the SEC and DOJ and has diligently shared relevant evidence uncovered as a result of its internal investigation. In dozens of meetings and telephone calls, BHI provided detailed facts of possible misconduct by current and former officers, employees, and agents, offering the government transparency into its operations in high-risk countries. BHI frequently informed the government of new evidence within days and even hours of the time it was discovered. To expedite the investigation, BHI also retained a second law firm to investigate additional issues that arose during the course of the investigation, and that firm also met with the government on numerous occasions to present relevant evidence. BHI has further assisted the government’s investigation by making witnesses available, agreeing not to assert applicable privileges with respect to certain events, and conducting targeted supplemental investigations at the government’s request.2
     B. The Conduct at Issue
     The conduct that relates to the recommended sentence is set forth in detail in the Statement of Facts (“Statement”), attached as Exhibit 1 to the Plea Agreement. In 2000, as part of an effort to win a tender for oilfield services for the Karachaganak oilfield in Kazakhstan, BHSI agreed to make payments to an agent it understood to be acting on behalf of a Kazakh government official. In September 2000, after receiving preliminary information that BHI would likely be awarded the Karachaganak contract, a BHSI manager (“Employee A”) negotiated with an individual (“Agent A”) who claimed to represent a senior officer of Kazakhoil, then the national oil company of Kazakhstan. See Statement ¶¶ 14-15. To obtain Kazakhoil’s support for BHI, Employee A agreed that BHSI would retain Agent A’s company (“Consulting Firm A”) as its agent and would pay, and would cause BHI’s subcontractors to pay, a commission of 2% of BHI’s revenues from Karachaganak. See id. ¶ 17.
     Employee A understood and intended that the commission payments would be passed on in whole or in part to this Kazakhoil official. See id. ¶ 25. In addition,

[2]	Although BHI agreed not to assert privileges as to certain limited contemporaneous events, BHI continues to maintain the attorney-client and work-product privileges with respect to outside counsel’s investigation.

Employee A sought approval to make these payments from his superiors, and from other employees of BHI, after sending them e-mails informing them of the improper demand (quoted in Statement ¶¶ 14, 17). BHI ultimately won the Karachaganak contract, from which it earned approximately $189.2 million in net revenues and approximately $19.9 million in profits. See id. ¶ 24. BHSI thereafter made more than $4.1 million in payments to Consulting Firm A. See id. ¶ 22 tbl. The payments were halted in November 2003, after BHI’s internal investigation uncovered evidence that they may have been improper. BHI and BHSI improperly recorded these payments on their books and records as “commissions,” “fees,” or payments for “legal services.” Id. ¶ 23.
     Both BHI and BHSI have accepted responsibility for Employee A’s acts and have admitted that these acts violated the FCPA’s anti-bribery provision. See id., preamble & ¶ 25; DPA Attach. A, preamble &. ¶ 25. BHI and BHSI have also admitted that their failure to record these payments properly in their books and records violated the FCPA’s books-and-records provision. See Statement ¶ 25; DPA Attach. A, ¶ 25. As further acceptance of its responsibility, BHSI has also agreed to plead guilty to conspiracy to violate the FCPA, and BHI has consented to the filing of a conspiracy charge against it as well. See Plea Agreement ¶ 1; DPA ¶ 1.
     C. Remedial Measures Undertaken by BHI
     Before and after learning of these improper payments, BHI undertook extensive remedial and preventive measures to ensure that BHI employees throughout the world adhere to the highest standards of ethical conduct. First, BHI acted decisively in response to evidence of improper or problematic conduct by its employees. Since the beginning of the investigation, it has terminated 10 employees for cause and disciplined 19 others.

Numerous other employees left the Company after they were investigated but before they could be disciplined. Recognizing that foreign third-party sales or commercial agents — of the sort Consulting Firm A purported to be — pose particular risks related to FCPA compliance, BHI terminated seven such agents based on specific information developed in the investigation and embarked on a Company-wide review of its use of such agents. As a result of that review, it reduced the number of agents by 88%, from approximately 650 at the start of the process to 77 as of December 31, 2006. BHI expects to reduce this number still further.
     Second, BHI took steps to ensure that its top management is committed to compliance and receives the highest-quality advice about best compliance practices. BHI hired a new Chairman and Chief Executive Officer in October 2004 with a mandate from the Board of Directors to focus on compliance issues. Indeed, none of BHI’s senior managers at the time of the violation are still with the Company. BHI also retained, early in the investigation, a Blue Ribbon Legal Advisory Panel (the “Blue Ribbon Panel”) comprising three of the nation’s foremost experts on securities law enforcement to help guide its internal investigation, cooperation, and remediation efforts.3 The Blue Ribbon Panel meets periodically with BHI’s General Counsel and its Chief Compliance Officer; it also advises the Audit/Ethics Committee, the Board of Directors, and other members of senior management. Its task is to ensure that the Company’s FCPA compliance program remains state of the art.

[3]	The Blue Ribbon Panel included the late Alan B. Levenson (a partner at Fulbright & Jaworski and former Director of the SEC’s Division of Corporation Finance); it continues to include the Honorable Stanley Sporkin (formerly a partner at Weil, Gotshal & Manges, a United States District Judge, General Counsel of the Central Intelligence Agency, and Director of the SEC’s Division of Enforcement) and James R. Doty (a partner at Baker Botts L.L.P. and former General Counsel of the SEC).

     Third, under the guidance of the Blue Ribbon Panel, BHI took concrete steps to reduce the risk of future FCPA noncompliance. It created and has repeatedly revised and fine-tuned a due-diligence and certification process designed to screen out unsuitable third-party representatives and joint-venture partners. That process has been further expanded to cover freight forwarders, customs-clearing agents, and other sources of potential FCPA compliance risk. In addition, BHI now employs a Chief Compliance Officer for each of its seven divisions and has devoted significant additional resources to compliance in each of its operating regions. For instance, the Company now employs a full-time compliance attorney in both Aberdeen, Scotland and Dubai, United Arab Emirates, as well as two full-time operations attorneys in Nigeria and one in Kazakhstan. The Company also now employs three full-time investigative counsel and two forensic accountants who are available to investigate potential compliance issues as soon as they arise.
     The Company has also made a strong commitment to FCPA training and education: from January 2002 through March 26, 2007, the Company conducted mandatory FCPA training and testing for nearly 40,000 current and former employees. It has instituted a sweeping worldwide ban on “facilitating payments” — i.e., payments to foreign officials “the purpose of which is to expedite or to secure the performance of a routine governmental action,” 15 U.S.C. § 78dd-1(b) — even though such payments are expressly permitted under the FCPA.4 BHI has also undertaken an affirmative effort to identify and address potential problems by conducting periodic, comprehensive “legal

[4]	The Company’s ban on making such payments is subject to an exception if an imminent threat exists to the health, safety, or welfare of a BHI employee, family member, or co-worker. Even then, any payment made must be promptly and accurately recorded.

audits” of its foreign commercial agents. By June 2007, BHI expects to have completed comprehensive, on-site legal audits of every one of its commercial agents (working in 25 different countries) operating worldwide.
II. THE TERMS OF THE SETTLEMENT
     A. The Plea Agreement
     The Plea Agreement imposes a number of significant sanctions on BHSI, including the recommended $11 million fine. Under the Plea Agreement, BHSI: (1) accepts responsibility for its employees’ conduct related to the Karachaganak project; (2) gives DOJ an enforceable commitment that BHSI’s full cooperation with DOJ’s ongoing investigation of corrupt payments will continue; and (3) pledges to create and implement a comprehensive Compliance Code (set forth in Exhibit 2 to the Plea Agreement). The Plea Agreement also sets forth the basis for the $11 million fine that the parties have agreed to recommend to this Court, including both a Guidelines calculation and the reasons that this Court should impose a sentence below the Guidelines range.
     The parties have agreed that the offenses of conviction should be grouped together for purposes of sentencing pursuant to U.S.S.G. § 3D1.2 and that the following calculations from the 2003 Guidelines Manual apply to this case:

1. Calculation of Offense Level:

Base Offense Level (U.S.S.G. § 2C1.1(a)):	10

Benefit received or to be received of approximately $19 million (U.S.S.G. §§ 2C1.1(b)(2)(A), 2B1.1(b)(1)(K)):	+ 20

TOTAL OFFENSE LEVEL:	30

2. Calculation of Culpability Score:

Base Score (U.S.S.G. § 8C2.5(a)):	5

Involvement in or tolerance of criminal activity in an organization of 200 or more employees and an individual within high level personnel of the organization participated in, condoned, or was willfully ignorant of the offense (U.S.S.G. § 8C2.5(b)(3)(A)):
+ 3

Prior history: Commission of the offense less than 5 years after a civil or administrative adjudication based on two or more separate instances of similar misconduct (U.S.S.G. § 8C2.5(c)(2)):	+ 2

Self-reporting, cooperation, acceptance of responsibility (U.S.S.G. § 8C2.5(g)(1)):	- 5

TOTAL CULPABILITY SCORE:	5

3. Calculation of Fine Range:

Base Fine: Greater of the amount from table in U.S.S.G. § 8C2.4(a)(1) & (d) corresponding to offense level of 30 ($10.5 million), or the pecuniary gain to the organization from the offense ($19 million) (U.S.S.G. § 8C2.4(a)(2)):
$19 mm

Multipliers, culpability score of 5 (U.S.S.G. § 8C2.6):	1.00 - 2.00

FINE RANGE (U.S.S.G. § 8C2.7):	$19 - $38mm
     The parties’ joint recommendation that the Court impose an $11 million fine, to be paid within five days after imposition of sentence, is intended to reward BHI for its thoroughgoing cooperation and remediation. The parties have agreed that four factors support the proposed downward departure from the recommended Guidelines fine: (a) BHSI’s demonstrated recognition and affirmative acceptance of responsibility for its misconduct; (b) the extensive investigation by BHI and BHSI and their voluntary disclosure to DOJ of evidence obtained from that investigation; (c) BHSI’s disclosure of misconduct that was unknown to DOJ at the time of the disclosure; and (d) BHI’s agreement (in the DPA) to implement a comprehensive compliance and ethics program and to engage a monitor to oversee the program.5 A departure awarded in recognition of these significant factors will promote respect for the rule of law and will encourage other companies to engage in responsible corporate conduct in the future.
     B. The Remainder of the Settlement
     The Plea Agreement represents only one portion of the parties’ comprehensive settlement. BHI has also agreed with DOJ to enter a DPA, filed with this Court, to provide added assurance that BHI will honor its commitments. The DPA imposes obligations directly on BHI that mirror those that the Plea Agreement imposes on BHSI. BHI, like BHSI, must continue to cooperate fully with the government’s investigations, must create and implement a Compliance Code, and must avoid any violation of federal law for the two-year term of the DPA. Further, BHI must retain an independent Monitor who will serve for three years, paid entirely by BHI, to ensure that its Compliance Code and FCPA policies and procedures meet the highest standards. Should BHI fail to fulfill any of these obligations, it will be subject to broad and draconian sanctions.
     In addition, BHI has agreed to the entry of a Consent Judgment, to be filed in this Court, settling an SEC civil enforcement action. The proposed Consent Judgment includes a monetary sanction of more than $33 million — consisting of approximately $19.9 million in disgorgement of BHI’s profits from the Karachaganak project, a $10 million civil penalty for violation of the SEC’s prior administrative order, and

[5]	In addition, the parties recommend that this Court impose a term of three years of organizational probation and require, as a condition of probation, that BHSI implement the Compliance Code set forth in Exhibit 2 to the Plea Agreement. See Plea Agreement ¶ 19.

approximately $3.1 million in prejudgment interest. This amount brings the combined monetary sanction to more than $44 million, the largest amount ever paid in an FCPA case. The proposed Consent Judgment also requires BHI to retain an independent consultant to review and improve its FCPA policies.6 Moreover, the decree will enjoin BHI from committing further FCPA violations, adding contempt sanctions to the government’s collective arsenal of enforcement sanctions.
     In short, an extensive series of negotiations have resulted in a global resolution of this investigation that imposes substantial sanctions on BHI for its conduct and provides the government with powerful weapons to ensure that BHI will continue to live up to the high standard of cooperation and remediation that it has demonstrated.
III. APPLICATION OF THE RELEVANT SENTENCING FACTORS
     A. Standard of Review
     After United States v. Booker, 543 U.S. 220, 233-34 (2005), the Sentencing Guidelines are no longer binding on this Court in criminal sentencing. Though a sentencing court still must calculate the Guidelines sentencing range, it may treat the sentencing range as merely “one of many factors” to be weighed under 18 U.S.C. § 3553(a). United States v. Armendariz, 451 F.3d 352, 357 (5th Cir. 2006); see United States v. Reinhart, 442 F.3d 857, 864 (5th Cir. 2006) (“the guidelines are merely one sentencing factor among many”); see also Booker, 543 U.S. at 259-60. The factors prescribed by § 3553(a) are:
     (1) the nature and circumstances of the offense and the history and characteristics of the defendant;

[6]	To avoid duplication of effort and waste of resources, the parties expect that the same individual will serve both as the Monitor under the settlement with DOJ and the independent consultant under the settlement with the SEC.

     (2) the need for the sentence imposed—
(A) to reflect the seriousness of the offense, to promote respect for the law, and to provide just punishment for the offense;
(B) to afford adequate deterrence to criminal conduct;
(C) to protect the public from further crimes of the defendant; and
(D) to provide the defendant with needed educational or vocational training, medical care, or other correctional treatment in the most effective manner;
     (3) the kinds of sentences available;
     (4) the kinds of sentence and the sentencing range established for—
(A) the applicable category of offense committed by the applicable category of defendant as set forth in the [applicable Sentencing Guidelines] . . . ;
(5) any [applicable] pertinent policy statement [issued by the Sentencing Commission] . . . [;]
(6) the need to avoid unwarranted sentence disparities among defendants with similar records who have been found guilty of similar conduct; and
     (7) the need to provide restitution to any victims of the offense. 18 U.S.C. § 3553(a). For the reasons set forth below, the $11 million fine recommended by the parties is reasonable and promotes the policy objectives encompassed in § 3553(a).
     B. Application of the Sentencing Factors
     First, and most important, BHI’s cooperation with the government has been exemplary. The willingness of BHSI’s parent to devote such substantial resources to its investigation, and the extensive voluntary disclosures of evidence uncovered by that investigation, shed light on the “characteristics of the defendant,” id. § 3553(a)(1), and on the “need for the sentence imposed . . . to promote respect for the law,” id. § 3553(a)(2)(A). BHI’s and BHSI’s shared commitment to the ideal of responsible corporate citizenship, manifested throughout the investigation by its diligence and candor, is a significant mitigating characteristic and demonstrates that respect for the law is already ingrained in BHI’s corporate values and culture.
     BHI and BHSI fully accept that the offenses at issue are extremely serious and justify strong corrective measures.7 In a complex, multidimensional settlement such as this one, however, the relevant corrective measures are not limited to the criminal fine alone. They include the SEC’s civil monetary sanction; the prospective enforcement mechanisms afforded by organizational probation, the DPA, and the SEC’s consent decree; the appointment of an outside Monitor to oversee BHI’s FCPA policies and procedures; and, indeed, the costs of the investigation itself. The external monetary costs of BHI’s cooperation (more than $50 million) and the combined monetary sanction ($44 million) alone already far exceed the profits that BHI earned from the Karachaganak project ($19.9 million). Moreover, these figures do not include the internal costs of BHI’s cooperation or the prospective costs of retaining an independent Monitor. In these circumstances, an $11 million fine affords “adequate deterrence to criminal conduct,” 18 U.S.C. § 3553(a)(2)(B), including both specific deterrence against BHSI and general deterrence against other corporations observing this settlement. And the presence of the Monitor, combined with the dual enforcement mechanisms of the DPA and the SEC’s injunction, will effectively prevent future misconduct by BHI or BHSI.

[7]	Although BHSI retained Consulting Firm A before the SEC issued its September 2001 cease-and-desist order against BHI, see supra note 1, BHSI continued to make payments after September 2001. Also, both BHI and BHSI recorded those payments incorrectly in their books and records after September 2001. BHI and BHSI acknowledge and accept that BHI’s failure to obey the cease-and-desist order increases the seriousness of the offense, as the Guidelines range reflects. In addition, the SEC’s proposed monetary penalty — which is based not only on the conduct giving rise to the criminal charges, but on additional, uncharged conduct as well — would impose a significant sanction on the Company for violating the terms of the cease-and-desist order.

     Similarly, in assessing the need for “adequate deterrence to criminal conduct” and the need to “protect the public from further crimes of the defendant,” id. § 3553(a)(2)(B), (C), this Court may properly take into account the appointment of the Monitor and the disciplinary measures already imposed by BHI and BHSI. The employees directly involved in the retention of Consulting Firm A — Employee A, his supervisors for three levels above him, and numerous others who approved or facilitated the agreement to pay Consulting Firm A — are no longer employees of BHI or BHSI. Some were directly terminated; others resigned before action could be taken and left their jobs under a cloud. Because BHI has already taken action to hold accountable the individuals who caused BHSI’s violations, the incremental benefits from a larger fine against the corporation would be slight. The oversight responsibilities entrusted to an independent monitor — approved by DOJ — provides substantial additional assurances that such violations will not recur.
     The sweeping remedial efforts already undertaken by BHI and BHSI, and further efforts promised in the future, further underscore the reasonableness of the parties’ agreed-upon sentencing recommendation. BHI’s reduction in the number of its agents, its enhanced due-diligence program, and its rigorous system of legal audits, for example, are all critical elements in reducing the risk of future FCPA violations. These prospective compliance measures are all part of an ongoing process that began well before the government began its investigations.
     Finally, the Court should weigh the government’s strong interest in providing adequate incentives for corporate cooperation with governmental investigations. Improper payments that take place in foreign countries are difficult for the government to detect and, often, effectively investigate. Voluntary disclosures and internal investigations of the kind made by BHI are therefore key to an effective FCPA enforcement program. This Court should therefore give special weight to DOJ’s agreement that the $11 million recommended fine appropriately reflects BHI’s cooperation when considered against all the other facts of this case.
IV. CONCLUSION
     For the reasons set forth above, BHSI respectfully requests that the Court impose the sentence recommended by the parties.

Respectfully submitted, KELLOGG, HUBER, HANSEN, TODD, EVANS & FIGEL, P.L.L.C.
By:	/s/ Reid M. Figel
Reid M. Figel
Kevin B. Huff Gregory G. Rapawy Michael J. Fischer 1615 M Street, N.W., Suite 400 Washington, D.C. 20036 Telephone: (202) 326-7900 Facsimile: (202) 326-7999 Counsel to BHI and BHSI

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